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SEC FILE NUMBER
8- 39947

Ch.O 1/4/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2010 (MM/DD/YY) AND ENDING 10/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Bank of Canada Financial Inc.

OFFICIAL USE ONLY
22698
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

New-York	New-York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr Paul Morris (212)632-8877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1 Place Ville Marie, Suite 3000	Montreal	Province of Quebec, Canada	H3B 4T9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch.O 1/4/12

OATH OR AFFIRMATION

I, Paul Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Bank of Canada Financial Inc., as of October 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title

MANANA MOSOIAN
Notary Public, State of New York
No. 01MO6189623
Qualified in Queens County
Commission Expires June 30, 2012



12/22/2011

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Table of Contents

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

Independent Auditors' Report

To the Stockholder of
National Bank of Canada Financial Inc.

We have audited the accompanying consolidated statement of financial condition of National Bank of Canada Financial Inc. and subsidiaries (the "Company") as of October 31, 2011 and the related consolidated statements of earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of National Bank of Canada Financial Inc. and subsidiaries are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*:

- Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the *Securities Exchange Act of 1934*;
- Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the *Securities Exchange Act of 1934*;
- Information Relating to Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the *Securities Exchange Act of 1934*.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP[1]

December 22, 2011

[1] Chartered accountant auditor permit No. 8845

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

As of October 31, 2011
(In Thousands of U.S. Dollars)

	2011
	$
Assets	
Cash	1,423
Cash deposits with a clearing organization	350
Receivable from broker-dealers and clearing organizations (Notes 4 and 5)	1,008
Receivable from customers (Note 4)	8,361
Receivable from related parties (Note 5)	82,127
Income taxes receivable (Note 10)	196
Securities owned, at fair value (Note 6)	341,631
Notes receivable (Note 8)	360
Furniture, equipment and leasehold improvements (Note 9)	332
Deferred income taxes (Note 10)	24,217
Prepaid expenses and other assets	2,259
	462,264
Liabilities	
Payable to broker-dealers (Note 4 and 5)	8,361
Payable to related parties (Note 5)	9,011
Income taxes payable (Note 10)	175
Securities sold, not yet purchased, at fair value (Note 6)	1,010
Accrued expenses and other liabilities	16,808
	35,365
Commitments, guarantees and contingencies (Note 11)	
Stockholder's Equity (Note 12)	426,899
	462,264

See accompanying notes to consolidated financial statements

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Consolidated Statement of Earnings

Year Ended October 31, 2011

(In Thousands of U.S. Dollars)

	2011
	$
Revenues	
Commissions (Note 5)	23,668
Management and advisory fees (Note 5)	2,236
Foreign exchange gain	919
Trading gain	812
Underwriting fee (net of expense of $639) (Note 5)	639
Interest (Note 5)	356
	28,630
Expenses	
Administrative and selling (Note 5)	11,998
Employee compensation and benefits	11,104
Interest (Note 5)	453
Depreciation	93
	23,648
Earnings before income taxes	4,982
Income taxes provision (recovery)	
Current	1,373
Deferred	(2,144)
	(771)
Net earnings	5,753
Net earnings attributable to the non-controlling interest	427
Net earnings attributable to the Company	5,326

See accompanying notes to consolidated financial statements

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

Year Ended October 31, 2011

(In U.S. Dollars Except for Number of Shares)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Non-Controlling Interest	Preferred Capital Shares Issued by a Subsidiary	Total
	Shares	Amount					
		$	$	$	$	$	$
Balance, October 31, 2010	1,000	10	456,094,089	(57,921,059)	10,567,008	12,405,823	421,145,871
Net earnings attributable to the Company	-	-	-	5,325,903	-	-	5,325,903
Net earnings attributable to the non-controlling interest	-	-	-	-	426,910	-	426,910
Balance, October 31, 2011	**1,000**	**10**	**456,094,089**	**(52,595,156)**	**10,993,918**	**12,405,823**	**426,898,684**

See accompanying notes to consolidated financial statements

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year Ended October 31, 2011

(In Thousands of U.S. Dollars)

	2011
	$
Operating Activities	
Net earnings	5,753
Items not affecting cash	
Depreciation	93
Deferred income taxes	(2,144)
	3,702
Changes in non-cash operating items:	
Cash deposits with a clearing organization	(150)
Receivable from broker-dealers and clearing organizations	959
Receivable from customers	(8,145)
Receivable from related parties	37,267
Income taxes receivable	121
Securities owned	(42,980)
Prepaid expenses and other assets	1,173
Payable to broker-dealers	7,444
Payable to related parties	3,122
Income taxes payable	175
Securities sold, not yet purchased	(6,683)
Accrued expenses and other liabilities	4,410
Cash provided by operating activities	415
Investing Activities	
Notes receivable	27
Purchase of furniture, equipment and leasehold improvements	(55)
Cash used in investing activities	(28)
Increase in cash	387
Cash, beginning of year	1,036
Cash, end of year	**1,423**
Cash flows related to operating activities include:	
Income taxes paid	1,077
Interest paid	449

See accompanying notes to consolidated financial statements

(In Thousands of U.S. Dollars)

1. Description of the Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is engaged in agency transactions with institutional clients and brokers and proprietary trading on active financial markets.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

2. Significant Accounting Policies

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS.* ASU 2011-04 expands ASC 820's disclosure requirements to include for any measurements using Level 3 inputs, a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, a description of the valuation processes in place and a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. ASU 2011-04 also amends ASC 820 to require entities to disclose any transfers into and out of Levels 1 and 2. ASU 2011-04 is effective for annual periods beginning after December 15, 2011. Management does not anticipate that the adoption of ASU 2011-04, which is effective for the Company for the fiscal year beginning on November 1, 2012, will have a material impact on the Company's financial statement disclosures.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, NBF Securities (USA) Ltd. ("USA Ltd.") and NBF Securities (USA) Corp. ("USA Corp."). The Company owns 77.16% of the common capital stock of USA Ltd. and USA Ltd. owns 100% of the common capital stock of USA Corp. USA Ltd. is a holding company and USA Corp. is a registered broker-dealer under the *Securities Exchange Act of 1934.* All intercompany balances and transactions have been eliminated upon consolidation.

The Company files a non-consolidated statement of financial condition with the FINRA for its Part II FOCUS filing purposes. Accordingly, the accounts of USA Ltd. and USA Corp. are not included in the FOCUS reports filed with the FINRA. The assets, liabilities and stockholders' equity of USA Ltd. and USA Corp. as of October 31, 2011, are as follows:

	USA Ltd.	**USA Corp.**
	$	**$**
Total assets	**16,236**	**42,342**
Total liabilities	**1**	**14,104**
Stockholders' equity	**16,235**	**28,238**

2. Significant Accounting Policies (continued)

Basis of Presentation

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer securities transactions are reported on a settlement date basis with related revenue and expenses recorded on a trade date basis.

Proprietary securities transactions in regular-way trades are recorded on a trade date basis, with related profit and loss recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual periods:

Furniture and communication equipment	5 years
Computer equipment and software	2 or 3 years
Leasehold improvements	Lesser of terms of leases or estimated useful life

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes* (which incorporates former SFAS No. 109 and FIN No. 48), which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the consolidated financial statements, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the consolidated financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commissions are recorded on a trade date basis as securities transactions occur.

Trading gains and losses are recorded on trade date and are reported on a net basis. Net trading gains or losses comprise changes in the fair value of trading assets and liabilities (i.e. unrealized gains and losses) and realized gains and losses. Dividends are integral to the valuation of stocks bought and sold and, accordingly, are reported on a net basis as a component of trading gains in the accompanying consolidated statement of earnings.

Underwriting fees are recorded when services for the transactions are determined to be substantially completed. Underwriting revenues are presented net of transaction related expenses.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates.

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including forward, futures and options contracts. These financial instruments are used to meet the needs of customers, conduct trading activities and manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows. The resulting gains and losses are recognized in earnings during the period in which they occur.

3. Cash Segregated Under Federal and Other Regulations

The SEC Rule 15c3-3 (k)(2)(i) exemption specifies that the balance in the special reserve bank account must equal or exceed the payable to customers. As of October 31, 2011, the Company had a balance of nil in the special reserve account.

(In Thousands of U.S. Dollars)

4. Receivable From and Payable to Broker-Dealers, Clearing Organizations and Customers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery or receipt of securities.

Institutional client security transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control. In the normal course of business, NBFI has guaranteed the performance by the Company of its settlement obligations to its customers and counterparties resulting from the Company's trades in securities and other financial instruments.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2011, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-receive	-	8,361
Receivable from clearing organizations	328	-
Other	680	-
	1,008	8,361

5. Related Party Transactions

The Company's related party transactions for the year ended October 31, 2011, are as follows:

(a) The Company participates in a service agreement with NBFI. For the year ended October 31, 2011, the Company earned commission revenue of $13,689 and advisory fee revenue of $708 from NBFI. In turn, NBFI charged $4,926 of administrative and selling expenses to the Company.

NBFI also charged the Company fees of $639 for services rendered in relation with an underwriting transaction in which the Company took part during the year. This charge was deducted against gross underwriting revenue of $1,278 in the consolidated statement of earnings. The gross underwriting revenue of $1,278 was related to an underwriting transaction involving debt securities issued by the ultimate parent company.

(In Thousands of U.S. Dollars)

5. Related Party Transactions (continued)

(b) For the year ended October 31, 2011, the Company charged management fees of $1,528 to the ultimate parent company as part of an agency services agreement.

During the year, the Company had derivative contracts in place with the ultimate parent company, such as foreign exchange forward contracts as well as OTC option contracts. For the year ended October 31, 2011, the Company paid to the ultimate parent company a net amount of $3,185 in relation to OTC option contracts entered into between the two parties.

During the year, the Company also entered into intercompany loans with the ultimate parent company. Under these loans, the Company has earned $167 of interest revenue and incurred $407 of interest expense.

These transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

As of October 31, 2011, amounts receivable from and payable to related parties are as follows:

	$
Ultimate parent company	
Receivable from related parties	
Receivable bearing interest at the rate of 0.24528% per annum, maturing on November 1, 2011	**44,850**
Receivable bearing interest at the rate of 0.24111% per annum, maturing on November 7, 2011	**13,300**
Receivable bearing no interest with no fixed term of payment	**79**
Payable to related parties	**1,047**
NBFI	
Receivable from broker-dealers and clearing organizations	**680**
Receivable from related parties	**23,898**
Payable to broker-dealers	**8,132**
Parent company	
Payable to related parties	**4,933**
NBF International Holdings Inc.	
Payable to related parties	**405**
NBF Private Equity Holdings Inc.	
Payable to related parties	**2,626**

(In Thousands of U.S. Dollars)

5. Related Party Transactions (continued)

NBF International Holdings Inc. and NBF Private Equity Holdings Inc. are companies ultimately under common control. Unless otherwise stated, the amounts receivable from and payable to related parties presented above are unsecured, non-interest bearing and have no fixed terms of payment.

As of October 31, 2011, $1,215 of the Company's cash balance was held in demand deposit bank accounts with the ultimate parent company.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at fair value, consisted of the following as of October 31, 2011:

	$
U.S. Treasury bills	**274,998**
Exchange-traded fund units	**59,061**
Stocks	**1,708**
OTC options	**4,175**
Investment in a private equity fund	**1,689**
	341,631

Securities sold, not yet purchased, at fair value, consisted of the following as of October 31, 2011:

	$
OTC options	**1,010**
	1,010

The counterparty to the OTC options contracts owned and sold which were outstanding as of October 31, 2011, is the ultimate parent company.

7. Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Securities owned and securities sold, not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of amounts receivable from broker-dealers and clearing organizations, customers and related parties. Similarly, the Company's short-term liabilities, consisting of amounts payable to broker-dealers and related parties and accrued expenses and other liabilities are recorded at contracted amounts approximating fair value.

The fair values of the notes receivable are disclosed in Note 8 to the consolidated financial statements.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that the market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

(In Thousands of U.S. Dollars)

7. Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis as of October 31, 2011:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial assets				
Securities owned				
U.S. Treasury bills	274,998	-	-	274,998
Exchange-traded fund units	59,061	-	-	59,061
Stocks	1,708	-	-	1,708
OTC options	-	4,175	-	4,175
Investment in a private equity fund	-	-	1,689	1,689
	335,767	4,175	1,689	341,631
Receivable from broker-dealers and clearing organizations				
Futures short positions	36	-	-	36
	36	-	-	36
Prepaid expenses and other assets				
Foreign exchange forward contracts	-	545	-	545
	-	545	-	545
	335,803	4,720	1,689	342,212
Financial liabilities				
Securities sold, not yet purchased				
OTC options	-	1,010	-	1,010
	-	1,010	-	1,010

7. Financial Instruments (continued)

Valuation Techniques

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) U.S. Treasury Securities

U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

(b) Exchange-Traded Equity Securities and Exchange-Traded Funds

Exchange-traded equity securities and exchange-traded funds are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, exchange-traded equity securities and exchange-traded funds are generally categorized in Level 1 of the fair value hierarchy.

(c) Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(d) OTC Derivative Contracts

OTC derivative contracts include forward and option contracts related to foreign currencies and equity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for certain option contracts. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. All of the OTC derivative products valued by the Company using pricing models fall into this category and are categorized in Level 2 of the fair value hierarchy.

(e) Investments in Private Equity Funds

After initial recognition, in determining the fair value of externally managed funds, the Company considers the net asset value of the fund provided by the fund manager to be the best estimate of fair value. Investments in private equity funds are generally categorized in Level 3 of the fair value hierarchy.

7. Financial Instruments (continued)

Risk Management

(a) Position Risk

The position risk of the Company corresponds to the risk that fluctuations in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's earnings and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy, setting limits to transactions with counterparties, requiring adequate and satisfactory guarantees, ensuring compliance with master netting agreements and monitoring daily credit risks and guarantees.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honour their obligations. The Company's greatest concentration of counterparty risk includes dealers and institutional clients. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual. As of October 31, 2011, the Company's greatest concentration of credit risk is from a receivable from the ultimate parent company, which amounted to $58,229.

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include futures, forwards or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Gains or losses on these derivative contracts are recognized currently in the consolidated statement of earnings as trading gain or loss. Fair values of option contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions is recorded as a receivable from or payable to broker-dealers and clearing organizations, as applicable. Fair values of foreign exchange forward contracts are recorded in prepaid expenses and other assets or accrued expenses and other liabilities, as appropriate.

(In Thousands of U.S. Dollars)

7. Financial Instruments (continued)

Derivative Financial Instruments (continued)

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the consolidated statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

Notional or contract amounts and fair values of derivative financial instruments as of October 31, 2011, are as follows:

	Fair Value		Notional Amounts		
	Assets	Liabilities	One Year or Less	One to Five Years	Total Contracts
	$	$	$	$	$
FOREIGN EXCHANGE CONTRACTS					
OTC Contracts					
Forward	545	-	67,275	-	67,275
Total	545	-	67,275	-	67,275
EQUITY DERIVATIVE CONTRACTS					
OTC Contracts					
Options purchased	4,175	-	74,453	-	74,453
Options written	-	1,010	82,291	-	82,291
	4,175	1,010	156,744	-	156,744
Exchange-Traded Contracts					
Futures short positions	36	-	1,708	-	1,708
	36	-	1,708	-	1,708
Total	4,211	1,010	158,452	-	158,452
Total	4,756	1,010	225,727	-	225,727

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations. As of October 31, 2011, the Company's credit risk related to over-the-counter contracts is minimal, as these contracts had been entered into with its ultimate parent company.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

(In Thousands of U.S. Dollars)

8. Notes Receivable

The notes receivable, which comprise a senior note and a subordinated note, have been recorded at cost less any principal repayments. The carrying values of the notes receivable approximate their fair value.

The conditions of these instruments are as follows:

	Maturity	Interest Rate	Estimated Fair Value	Carrying Value
			$	$
Senior note receivable	October 6, 2015	Greater of 7.4% or prime plus 1%, up to a maximum of 9.4% per annum	163	163
Subordinated note receivable	October 6, 2015	6.5%	214	197
			377	360

Estimated fair value is calculated based on net present value of cash flows.

Subject to the terms of the senior note agreement, the borrower shall pay a percentage of its net income on an annual basis to the Company as payment of the unpaid principal of the senior note.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all other of the borrower's indebtedness.

9. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

	$
Leasehold improvements	6,695
Furniture and fixtures	1,051
Computer equipment	823
Computer software	194
Communication equipment	178
Other	126
	9,067
Accumulated depreciation	(8,735)
	332

(In Thousands of U.S. Dollars)

10. Income Taxes

The Company files its federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Pursuant to the US percentage ownership requirement for consolidated entities, the consolidated federal income tax return does not include the Company's subsidiaries, USA Ltd. and USA Corp. Similarly the Company is included in the consolidated state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company. Federal, state and local taxes have been provided for in these consolidated financial statements using a blended statutory income tax rate based on separate entity results.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized.

The Company implemented FASB ASC 740, *Income Taxes* (which formally incorporates FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an Interpretation of FASB Statement No. 109) ("FIN 48"). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties. Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (1) a tax position must be more-likely-than-not of being sustained, where "more-likely-than-not" means a likelihood of more than 50%, and (2) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit ("UTB").

The following is a reconciliation of the beginning and ending amounts of UTBs:

	$
Balance, October 31, 2010	**6,400**
Decrease due to lapsed statute of limitations	**(6,400)**
Balance, October 31, 2011	-

It is difficult to project how UTBs will change over the next period.

Federal net operating loss carry forward benefits begin to expire in the years 2020 through 2028.

(In Thousands of U.S. Dollars)

11. Commitments, Guarantees and Contingencies

Commitments

(a) Operating Leases

As of October 31, 2011, the Company is committed under operating leases for office facilities. The Company's future commitments are summarized below by period of expiration.

Years to Maturity	$
Less than one year	3,640
One to three years	6,307
Three to five years	976
Thereafter	-
Total minimum lease payments	10,923

The Company has segregated $886 in a bank account to fully collaterize its obligations under one of its operating leases. The deposit is included in prepaid and other assets in the consolidated statement of financial condition as of October 31, 2011.

In accordance with FASB ASC 420, *Exit or Disposal Cost Obligations,* the Company determined that a significant portion of the future economic benefits associated with operating leases to which it is committed for three of its office premises were permanently lost due to the discontinuance of operations at those offices' locations. Accordingly, as of October 31, 2011, the Company recorded a provision of $4,780 for costs that will continue to be incurred during the remaining terms of these office lease contracts. This provision is included in accrued expenses and other liabilities in the consolidated statement of financial condition as of October 31, 2011. This provision represents an estimate and actual costs could differ from this estimate. The office lease contracts are not cancellable and end in October 2012, August 2014 and March 2016, respectively.

(b) Investment in a private equity fund

The Company holds a capital interest in a private equity fund. As of October 31, 2011, the Company had a commitment to invest up to $3,311 in this fund.

Guarantees

Under a risk participation agreement, the Company guarantees the principal amount of all outstanding advances under a revolving credit facility for a third party to a maximum of $209.

Contingencies

The Company has been named as a defendant in legal matters. In the opinion of management, the ultimate resolution of such matters will not have a materially adverse effect on the Company's consolidated financial statements.

(In Thousands of U.S. Dollars)

12. Stockholder's Equity

	In U.S. Dollars
Common stock, par value $0.01 per share:	
3,000 shares authorized	
1,000 shares issued and outstanding	**10**
Additional paid-in capital	**456,094,089**
Accumulated deficit	**(52,595,156)**
Non-controlling interest	**10,993,918**
Preferred capital shares issued by USA Corp.	**12,405,823**
	426,898,684

13. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to $250.

As of October 31, 2011, the Company had net capital, as defined, of $283,184, which was $282,934 in excess of its minimum net capital of $250.

14. 401(k) Plan

The Company's 401(k) Plan (the "Plan") allows employees to participate after satisfying the requirements of being 21 years of age or older and completing one month of employment. The Company makes matching contributions to the Plan in the amount of 50% of the participant's contribution up to 6% of the participant's compensation. For the year ended October 31, 2011, the Company's expense under the plan was $62.

15. Subsequent Events

In preparing the accompanying consolidated financial statements, management has reviewed events that have occurred after October 31, 2011, through the date of issuance of these financial statements on December 22, 2011. During this period, the Company did not have any material events that are required to be disclosed in the consolidated financial statements.

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the *Securities Exchange Act of 1934*

As of October 31, 2011
(In Thousands of U.S. Dollars)

	2011
	$
Consolidated stockholder's equity	426,899
Add:	
Adjustment to accumulated deficit upon issuance of preferred shares by USA Corp.	4,556
Cumulative net losses incurred by USA Ltd.	676
Deduct:	
Preferred capital shares issued by USA Corp.	(12,406)
Cumulative net earnings of USA Corp.	(31,477)
Total stockholder's equity on a non-consolidated basis	388,248
Consolidated non-allowable assets:	
Receivable from related parties	82,127
Income taxes receivable	196
Securities owned	1,690
Notes receivable	360
Furniture, equipment and leasehold improvements	332
Deferred income taxes	24,217
Prepaid expenses and other assets	2,259
	111,181
Deduct:	
Assets of USA Ltd. included in the consolidated non-allowable assets	(13,300)
Assets of USA Corp. included in the consolidated non-allowable assets	(15,955)
Add:	
Receivable from broker-dealers and clearing organizations	680
Receivable from USA Corp. eliminated through consolidation	3,190
Investment in USA Corp. at cost eliminated through consolidation	2,912
Payable to NBFI included in receivable from related parties in the consolidated assets	26
Total non-allowable assets on a non-consolidated basis	88,734
Net capital before haircuts on securities	299,514
Haircuts on options	(4,578)
Haircuts on other securities	(8,859)
Undue concentration	(464)
Haircut on foreign currency balances and positions	(2,429)
Net capital	283,184
Computation of net capital requirement under the alternative method	
Minimum net capital required	250
Excess Net Capital	**282,934**

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited October 31, 2011 Part II FOCUS filing.

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the *Securities Exchange Act of 1934*

As of October 31, 2011

(In Thousands of U.S. Dollars)

As the Company does not carry any customer accounts, an exemption under Section (k)(2)(i) is claimed.

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the *Securities Exchange Act of 1934*

As of October 31, 2011

The Company is exempt from the information requirements under paragraph (k)(2)(i) and (ii) of Rule 15c3-3.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5
(NONCLEARING BROKER AND DEALER)

Deloitte.

Deloitte& Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 (NONCLEARING BROKER AND DEALER)

National Bank of Canada Financial Inc.

In planning and performing our audit of the consolidated financial statements of National Bank of Canada Financial Inc. (the "Company") as of and for the year ended October 31, 2011 (on which we issued our report dated December 22, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934*, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



December 22, 2011

[1] Chartered accountant auditor permit No. 8845

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4111
www.deloitte.ca

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the stockholder of
National Bank of Canada Financial Inc.

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2011, which were agreed to by National Bank of Canada Financial Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC solely to assist you and the other specified parties in National Bank of Canada Financial Inc.'s compliance with the applicable instructions of the Form SIPC-7. National Bank of Canada Financial Inc.'s management is responsible for the National Bank of Canada Financial Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



December 22, 2011

[1] Chartered accountant auditor permit No. 8845

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARIES

General Assessment Reconciliation of the Securities Investor Protection Corporation (Form SIPC-7)

Year Ended October 31, 2011
(In U.S. Dollars)

	Non-Consolidated Balances
	$
Total revenue	**20,886,470**
Addition:	
Expenses deducted in determining underwriting revenue	639,000
Foreign exchange loss	184,730
	823,730
SIPC net operating revenues	21,710,200
General assessment at 0.0025%	54,275
Less:	
Payment made in May 2011	24,973
Assessment balance due with Form SIPC-7	**29,302**